Exhibit (a)(1)(D)
Earlier today, we launched our Employee Stock Option Exchange Program, offering eligible employees the choice of exchanging eligible stock option grants that are “underwater” (e.g. have an exercise price significantly higher than the current market price) for a smaller number of new stock options granted at current market prices and subject to new vesting terms.
The details of the proposed Option Exchange Program are outlined in the materials sent to all eligible employees earlier today by me. Remember that we do not expect you to answer employee questions about the program.
As with any financial decision, this choice will be a personal one for each employee and participation is completely voluntary. As a company, we cannot advise employees whether or not to participate and, as managers, it is important that we avoid any situation where we could be seen as offering opinions, even if it is simply stating our own intentions.
If your employees have questions about the program, please direct them to the materials they received earlier, including the Employee Q&As posted on Signals at: http://signals.corpnt.analog.com/stockoptionexchangeprogram. This Stock Option Exchange Program is governed by strict Securities and Exchange Commission (SEC) rules that require all written communications about the Program (including emails) to be filed with the SEC. As a result, only a limited number of people at ADI will be authorized to communicate the details of the program.
If you or your employees have questions that are not answered in the materials or the Q&As, please submit inquiries to a special mailbox we’ve established for employee questions at stockoptionexchangeinfo@analog.com. Employees without email access may call 6585-3500 from any ADI location to have their questions submitted to this email box. Each Friday, this Signals page will be updated with answers to the latest employee questions about the Program.